– – – – – – – – – – – – – – – – – – – – 1735 Market Street, 51st Floor Philadelphia, PA 19103-7599 TEL 215.665.8500 FAX 215.864.8999 www.ballardspahr.com	Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

April 2, 2014

Correspondence

Via EDGAR

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TransEnterix, Inc.

Amendment No. 2 to Registration Statement on Form S-3

filed March 31, 2014

(File No. 333-193235)

Amendment to Form 10-K for the fiscal year ended December 31, 2013 filed March 31, 2014

(File No. 000-19437)

Dear Mr. Mancuso:

We are providing this response letter on behalf of TransEnterix, Inc. (the “Registrant” or the “Company”) with respect to the Staff’s comment letter dated April 1, 2014, regarding the Registrant’s Registration Statement on Form S-3, File No. 333-193235, filed January 8, 2014, as amended by Amendment No. 1 to the Registration Statement on Form S-3, filed March 7, 2014 and as further amended by Amendment No. 2 to the Registration Statement on Form S-3, filed March 31, 2014 (as amended, the “Registration Statement”) and the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended by Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as further amended by Amendment No. 2 to Annual Report on Form 10-K for the year ended December 31, 2013 (collectively, the “Form 10-K” and, together with the Registration Statement, the “Filings”). For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

On the date of this response letter, the Company will file with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and a Form 10-K/A Amendment No. 3 (the “Form 10-K/A”).

Atlanta | Baltimore | Bethesda | Denver | Las Vegas | Los Angeles | New Jersey | New York | Philadelphia | Phoenix | Salt Lake City |

San Diego | Washington, DC | Wilmington | www.ballardspahr.com

United States Securities and Exchange Commission

April 2, 2014

Amendment No. 2 to Registration Statement on Form S-3

Incorporation by Reference, page 48

1.	Please specifically incorporate by reference the Forms 8-K that you filed on April 1, 2014. In this regard, please revise your disclosure throughout your document to reflect the split. Please also amend the registration statement to include selected financial data which includes the relevant per share information for all periods, with the stock split prominently disclosed; refer to SAB Topic 4.C.

RESPONSE: Amendment No. 3 incorporates by reference both Current Reports on Form 8-K filed by the Registrant on April 1, 2014. All relevant common share and per common share information in Amendment No. 3 have been retroactively adjusted to reflect the 1-for-5 reverse stock split, without accounting for the impact of fractional shares. The Company has included selected financial data, which includes the relevant per share information for all periods presented. A copy of changed pages to Amendment No. 3 are attached hereto as Schedule A.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 31.1 and 31.2

2.	We note that the amended Form 10-K does not include your financial statements. As such, please amend to include certifications that include paragraphs 1, 2, 4, and 5 of the certification required by Exchange Act Rule 13a-14(a) and Item 601(b)(31)(i) of Regulation S-K.

RESPONSE: The revised certifications will be included in the Form 10-K/A. A copy of the Form 10-K/A cover page, explanatory note and the revised certifications are attached hereto as Schedule B.

* * * * * * * * *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in each of the Filings;

•	Staff comments or changes to disclosure in response to Staff comments in any of the Filings do not foreclose the Commission from taking any action with respect to any of the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 2, 2014

Please direct any questions or comments to me at (215) 864-8631 or mullany@ballardspahr.com, or to Joseph P. Slattery, Chief Financial Officer of the Company at (919) 596-8400 or jslattery@transenterix.com, or Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4600 or jweingard@transenterix.com.

Very truly yours,

/s/ Mary J. Mullany

MJM/seh

cc:	Todd M. Pope

Joseph P. Slattery

Joshua Weingard

Gary Newberry

Kate Tillan

Thomas Jones

Schedule A

As filed with the Securities and Exchange Commission on April 2, 2014

Registration No. 333-193235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRANSENTERIX, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	11-2962080
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

635 Davis Drive, Suite 300

Morrisville, NC 27560

(919) 765-8400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph P. Slattery

EVP and Chief Financial Officer

635 Davis Drive, Suite 300

Morrisville, NC 27560

(919) 765-8400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Mary J. Mullany, Esquire

Ballard Spahr LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103

(215) 864-8631

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement filed pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common stock, par value $0.001 per share	—	—	—	—
Preferred stock, par value $0.01 per share	—	—	—	—
Debt securities	—	—	—	—
Warrants	—	—	—	—
Units	—	—	—	—
TOTAL	—	—	$100,000,000	$12,880.00(4)

(1)	There are being registered hereunder such indeterminate number of securities of TransEnterix, Inc. as shall have an aggregate initial offering price not to exceed $100,000,000. In addition, pursuant to Rule 416 under the Securities Act, the securities registered hereunder include such indeterminate number of securities as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Not specified pursuant to General Instruction II.D. of Form S-3. The proposed maximum offering price per share will be determined from time to time by the Registrant in connection with, and at the time of, the issuance of the securities.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee required pursuant to Rule 457(o) thereof, which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of all securities listed.
(4)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 2, 2014

PROSPECTUS

$100,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

We may offer and sell from time to time, in one or more offerings, up to $100,000,000 of any combination of common stock, preferred stock, warrants and debt securities, either individually or units consisting of any two or more of such securities. We may also offer securities upon the exercise of warrants.

Each time we sell securities pursuant to this prospectus, we will provide the specific terms of the securities offered in a supplement to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and any related prospectus supplement carefully before you invest in our securities.

The securities may be sold on a delayed or continuous basis directly by us, through dealers, agents or underwriters designated from time to time, or through any combination of these methods. If any dealers, agents or underwriters are involved in the sale of the securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in any prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in the applicable prospectus supplement.

Our common stock is traded on the OTC Bulletin Board under the symbol “TRXC.” On April 1, 2014, the closing price of our common stock was $9.70 per share.

Investing in our securities involves a high degree of risk. See “RISK FACTORS” on page 8.

This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement for the securities being sold.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     .

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 8 and our financial statements and the related notes incorporated by reference into this prospectus, before making an investment decision.

Company Overview

On September 3, 2013, SafeStitch Medical, Inc. completed a merger with TransEnterix Surgical, Inc. under which TransEnterix Surgical became a wholly owned subsidiary of SafeStitch. On December 6, 2013, SafeStitch changed its name to TransEnterix, Inc. and its trading symbol to “TRXC.” In connection with the merger, we also consummated a financing by the sale of shares of Series B Convertible Preferred Stock.

In this prospectus, when we refer to the registrant as a combination of SafeStitch and TransEnterix Surgical after giving effect to the merger, we use the terms “TransEnterix,” the “Company,” “we,” “us,” and “ours”. When we refer to the historical business, operations and corporate status of the parent in the merger we use the term “SafeStitch” and when we refer to the historical business, operations and corporate status of the subsidiary in the merger, we use the term “TransEnterix Surgical.”

Reverse Stock Split

On February 12, 2014, the holders of approximately 66% of our common stock authorized a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split in the range of one-for-two to one-for-ten, with the actual ratio to be determined within such range by our Board of Directors in its sole discretion. Subsequently, our Board of Directors approved a one-for-five reverse stock split of our common stock.

The reverse stock split was effected in connection with our application to list our common stock for trading on the NYSE MKT to assist in meeting the NYSE MKT minimum bid price requirement of a stock price of at least $2.00 per share. We submitted an application to have our common stock listed for trading on the NYSE MKT on March 17, 2014. On April 1, 2014, we received authorization to list our shares on the NYSE MKT, subject to completion of a public offering of common shares and meeting all relevant quantitative and qualitative listing criteria of the NYSE MKT. Trading of our common stock on the OTCBB will reflect the reverse split on April 2, 2014.

On March 31, 2014, we filed the Certificate of Amendment to our Certificate of Incorporation to effect the reverse stock split. The relevant common share and per common share information in this prospectus have been retroactively adjusted to reflect the impact of the reverse stock split.

The following table reflects, for the fiscal years presented therein, the retroactive impact of the reverse stock split on selected common share and per-common share information and includes selected financial data for such periods. As a smaller reporting company, we are presenting such financial data for the past two fiscal years.

	For the year ended December 31,
	(in thousands)
	2013		2012
Total assets	$	116,714	$	17,560
Long-term liabilities	$	4,602	$	8,590
Redeemable convertible preferred stock	$	—	$	75,005
Sales	$	1,431	$	2,115
Operating loss	$	(25,604)	$	(15,074)
Net loss	$	(28,358)	$	(15,425)
Net loss per share – basic and diluted	$	(2.23)	$	(14.31)
Weighted average common shares outstanding – basic and diluted		12,731		1,078

The Merger

On August 13, 2013, SafeStitch, a wholly owned subsidiary of SafeStitch named Tweety Acquisition Corp., and TransEnterix Surgical entered into an agreement and plan of merger, amended on August 30, 2013, under which the parties agreed to enter into the merger described above. The main rationale for the merger was to strengthen capital raising opportunities for TransEnterix Surgical’s primary product candidate, the SurgiBot™ System (described below), through the private placement financing described in the prospectus, and the ability to access public markets for future financings. Pursuant to the merger agreement, each share of TransEnterix Surgical’s capital stock issued and outstanding immediately before the merger was converted into the right to receive 1.1533 shares of SafeStitch’s common stock, other than those shares of TransEnterix Surgical’s common stock held by non-accredited investors. The shares held by non-accredited investors of TransEnterix Surgical were instead converted into the right to receive cash in the amount of $1.08 per share of SafeStitch’s common stock. This cash-out price of $1.08 per share, without interest, was the volume-weighted average price of a share of SafeStitch common stock on the OTC Bulletin Board, or OTCBB, for the 60-trading day period that ended on August 30, 2013, which was one business day prior to the effective date of the merger. Additionally, upon consummation of the merger, SafeStitch assumed all of the outstanding TransEnterix Surgical stock options and warrants. The same exchange ratio of 1.1533 was applied to the assumption of such outstanding stock options and warrants, and impacted the number of shares and the exercise price of such stock options and warrants.

All references to share amounts in this prospectus have been retroactively adjusted to reflect the impact of the exchange ratio of 1.1533 per share.

The Private Financing

On September 3, 2013, we consummated a private placement transaction with certain of our investors who were accredited investors. We sold shares of our Series B Convertible Preferred Stock to provide funding to support our operations following the merger. Pursuant to a securities purchase agreement dated September 3, 2013, an aggregate of 7,544,704.4 shares of our Series B Preferred Stock were sold in the private placement for a purchase price of $4.00 per share of Series B Preferred Stock. The purchase price was paid in cash, cancellation of indebtedness of TransEnterix Surgical or a combination of cash and cancellation of indebtedness. Each share of Series B Preferred Stock was convertible into two (2) shares of our common stock, In accordance with the securities purchase agreement, we sold an additional 25,000 shares of Series B Preferred Stock on September 17, 2013. Proceeds from the sale of the Series B Preferred Stock shares, net of issuance costs, were $28.2 million.

On December 6, 2013, we filed an Amended and Restated Certificate of Incorporation to change our name to TransEnterix, Inc. and to increase the authorized shares of our common stock from 225,000,000 to 750,000,000. In accordance with the Certificate of Designation that defines the terms of the Series B Preferred Stock, upon such filing each outstanding share of Series B Preferred Stock was automatically converted into two (2) shares of our common stock. An aggregate of 15,139,409 shares of common stock were issued in the conversion of the Series B Preferred Stock on December 6, 2013.

Accounting Impact of the Merger

The merger is treated as a reverse acquisition of SafeStitch for financial accounting and reporting purposes. As such, TransEnterix Surgical is treated as the acquirer for accounting and financial reporting purposes while SafeStitch is treated as the acquired entity for accounting and financial reporting purposes. Further, as a result, the assets and liabilities and the historical operations that are reflected in this prospectus and will be reflected in our future financial statements filed with the SEC will be those of TransEnterix Surgical, and SafeStitch assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of TransEnterix Surgical as of and after September 3, 2013, the date of the merger.

The report of BDO USA LLP, our independent registered public accounting firm, on our consolidated financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 contains an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. Such consolidated financial statements are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2013.

significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair our goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

In connection with the September 2013 merger transaction, we entered into lock-up and voting agreements with certain of our stockholders pursuant to which such stockholders agreed not to transfer their shares for designated periods and to vote to approve certain corporate actions following the merger.

In connection with the merger and the private placement financing described in this prospectus, each of the investors participating in the private placement, the largest stockholders of each of SafeStitch and TransEnterix Surgical prior to the merger (many of whom were investors in the private placement), and members of our Board of Directors, agreed to enter into a lock-up and voting agreement, pursuant to which such persons agreed not to sell, transfer or otherwise convey any of the Company’s securities held by them for designated periods following the merger closing date. The total number of our shares subject to the lock-up and voting agreements at the time of the merger was 45,367,165 shares, comprising approximately 93% of our stock on the effective date of the merger. The lock-up and voting agreements provide that such persons may sell, transfer or convey: (1) up to 50% of the locked-up shares (22,683,583 shares) after September 3, 2014 (the one-year anniversary of the merger closing date); (2) an additional 11,341,791 shares after March 3, 2015 (the eighteen-month anniversary of the merger closing date); and (3) the remaining 11,341,791 shares on September 3, 2015 (the two-year anniversary of the merger closing date). The restrictions on transfer contained in the lock-up and voting agreements cease to apply to all of the locked-up shares following the second anniversary of the merger closing date. These limitations may add to the low volume of shares of our common stock that trade on the OTCBB during the time periods described.

Any waiver of the lock-up restrictions under a lock-up and voting agreement requires the consent of the Company and all of the investors party to the lock-up and voting agreements.

Additionally, pursuant to the lock-up and voting agreements, each investor who signed an agreement agreed, for the period commencing on the merger closing date and ending on September 3, 2014, to vote all of such investor’s shares in favor of: (i) amending our Amended and Restated Certificate of Incorporation to change our name to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the common stock on terms approved by our Board of Directors; and (iii) amending our 2007 Incentive Compensation Plan in order to increase the number of shares of common stock available for issuance. The corporate actions described in (i) and (iii) above were approved by a majority of stockholders and effected on December 6, 2013. The corporate action described in (ii) above was approved by a majority of our stockholders on February 12, 2014. Therefore, all voting requirements under the lock-up and voting agreements have been completed as of the date of this prospectus.

Risks Related to Offerings under this Prospectus and our Common Stock

The market price of our common stock has been, and may continue to be, highly volatile, and such volatility could cause the market price of our common stock to decrease and could cause you to lose some or all of your investment in our common stock.

During the two years ended December 31, 2013, the market price of our common stock fluctuated from a high of $8.90 per share to a low of $1.05 per share, and our stock price continues to fluctuate. The market price of our common stock may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

•	the announcement of new products or product enhancements by us or our competitors;

•	developments concerning intellectual property rights and regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our common stock is covered by analysts;

•	developments in the medical device industry;

•	the results of product liability or intellectual property lawsuits;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

Further, the stock market in general, and the market for medical device companies in particular, has recently experienced extreme price and volume fluctuations. The volatility of our common stock is further exacerbated due to its low trading volume. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock and the loss of some or all of your investment.

Our Board of Directors has the authority, under Delaware law, to approve the issuance of additional shares of our common stock, or shares of our preferred stock, that are authorized for issuance but not yet issued, without the need for stockholder approval. As of March 28, 2014, there were 750,000,000 shares of common stock authorized for issuance and 25,000,000 shares of preferred stock authorized for issuance, and 48,855,385 shares of common stock and zero shares of preferred stock outstanding. Any approval by our Board of Directors of the issuance of additional shares of common stock or preferred stock is likely to have an immediate and substantial dilutive effect on the percentage ownership of the holders of our outstanding shares. As described below, we have filed an application to list our common stock on the NYSE MKT. If such listing occurs, we will be subject to the listing rules of the NYSE MKT, which include stockholder approval requirements for issuances of common stock exceeding 20% of the then-outstanding shares of common stock in transactions other than public offerings. However, until such listing occurs, such stockholder approval requirement is not applicable to us.

We are in the process of effecting a reverse stock split of our common stock, which could result in increased volatility in the price and trading volume of our common stock and cause a decline in the value of our common stock.

On February 12, 2014, the holders of approximately 66% of our voting securities authorized a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split in the range of one-for-two to one-for-ten, with the actual ratio to be determined within such range by the Board of Directors in its sole discretion. Subsequently, the Board of Directors approved a one-for-five reverse stock split of our common stock. On March 31, 2014, we filed the Certificate of Amendment to our Certificate of Incorporation to begin the process to effect the reverse stock split.

The reverse stock split was contemplated in connection with our application to list our common stock for trading on the NYSE MKT to assist in meeting the NYSE MKT minimum bid price requirement of a stock price of at least $2.00 per share. We believe the one-for-five reverse stock split will allow us to achieve and maintain a stock price above the minimum bid requirements, but we cannot provide assurance that such stock price will be maintained. We submitted an application to have our common stock listed for trading on the NYSE MKT on March 17, 2014. On April 1, 2014, we received authorization to list our shares on the NYSE MKT, subject to completion of a public offering of common stock and upon meeting all relevant quantitative and qualitative listing criteria of the NYSE MKT. Although we believe our common stock will be accepted for listing on the NYSE MKT, we cannot assure you that we will be able to sustain such listing.

The reverse stock split will not result in any change in a stockholder’s economic interest in the Company, but stockholders may not view the reverse stock split in a favorable manner. If the reverse stock split is not viewed favorably by stockholders, this could result in increased volatility in the price and trading volume of our common stock, which could also cause a decline in the value of our common stock. There can be no assurance that the per share market price of our common stock following the reverse stock split will increase and be maintained in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

While the Board of Directors believes that a higher stock price per share, and a lower number of outstanding shares may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that will attract institutional investors or

Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Such activities may cause the price of the securities to be higher than they would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the OTC Bulletin Board or otherwise.

Passive Market Making

Any underwriters who are qualified market makers on the OTC Bulletin Board may engage in passive market making transactions on the OTC Bulletin Board in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Costs

We will bear all costs, expenses and fees in connection with the registration of the securities, as well as the expense of all commissions and discounts, if any, attributable to sales of the securities by us.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Of the authorized common stock, as of March 28, 2014, there are 48,855,385 shares outstanding and there are 6,056,715 shares of our common stock reserved for the exercise of outstanding stock options, warrants and restricted stock units. There were approximately 280 record holders as of February 28, 2014. Subject to the prior rights of the holders of any shares of preferred stock which may be issued in the future, the holders of our common stock are entitled to receive dividends from our funds legally available therefor when, as and if declared by our Board of Directors, and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding-up of our affairs, subject to the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of our common stock do not have any preemptive, subscription, redemption or conversion rights. Holders of our common stock are entitled to one vote per share on all matters which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware corporate law. The holders of our common stock do not have cumulative voting rights, which mean that the holders of a plurality of the outstanding shares can elect all of our directors. All of the shares of our common stock currently issued and outstanding are fully-paid and nonassessable. No dividends have been paid to holders of our common stock since our incorporation, and no cash dividends are anticipated to be declared or paid in the reasonably foreseeable future.

Transfer Agent.

The transfer agent for our common stock is Continental Stock & Transfer Company.

Listing.

The shares of our common stock are currently listed on the OTC Bulletin Board under the symbol “TRXC.” Due to the reverse stock split, beginning April 2, 2014 and continuing for 20 business days or until our listing on the NYSE MKT, which ever occurs first, our stock will trade under the symbol “TRXCD.”

Preferred Stock

Our Board has the authority, without further action by the holders of the outstanding common stock, to issue preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, as to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, our By-Laws and Delaware Law

Delaware Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, our board of directors approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

•	on or after the consummation date, the business combination is approved by our board of directors and by the affirmative vote at an annual or special meeting of stockholders holding of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms;

•	any applicable material United States federal income tax considerations;

•	the identity of the warrant agent, if any, for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the designation, aggregate principal amount, currency, denomination and terms of any debt securities that may be purchased upon exercise of the warrants;

•	the designation, amount, currency, denominations and terms of any preferred stock or common stock purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the principal amount of debt securities or the number of shares of preferred stock or common stock purchasable upon exercise of any warrant and the price at which those shares may be purchased;

•	provisions for changes to or adjustments in the exercise price;

•	if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

•	information with respect to any book-entry procedures;

•	any antidilution provision of the warrants;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Pursuant to the Loan and Security Agreement, dated January 17, 2012, among TransEnterix Surgical, Silicon Valley Bank and Oxford Finance LLC, as amended, on December 21, 2012, TransEnterix Surgical issued warrants to purchase an aggregate of 279,587 shares of common stock to the lenders, Silicon Valley Bank and to Oxford Finance LLC. Following the merger, these warrants were assumed by us and are now exercisable for our common stock. Pursuant to a stock purchase agreement dated March 22, 2013 among SafeStitch and the investors executing such agreement, SafeStitch issued warrants to acquire 1,209,600 shares of common stock. As of March 28, 2014, warrants to acquire 1,285,394 shares of our common stock remain outstanding.

DESCRIPTION OF UNITS

We may issue units consisting of one or more of the other securities that may be offered under this prospectus, in any combination. These units may be issuable as, and for a specified period of time may be transferable only as, a single security, rather than as the separate constituent securities comprising such units. The statements made in this section relating to the units are summaries only and are not complete. When we issue units, we will provide the specific terms of the units in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

If we offer debt securities and/or shares of preferred stock under this prospectus, then we will, if required at that time, provide a ratio of earnings to fixed charges and/or ratio of combined fixed charges and preference dividends to earnings, respectively, in the applicable prospectus supplement for such offering.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby have been passed upon by Ballard Spahr LLP.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents containing such information. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information and information contained in documents filed earlier with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 5, 2014, our Annual Report on Form 10-K/A for the year ended December 31, 2013, filed on March 14, 2014, our Annual Report on Form 10-K/A Amendment No. 2 for the year ended December 31, 2013, filed on March 31, 2014 and our Annual Report on Form 10-K/A Amendment No. 3 for the year ended December 31, 2013, filed on April 2, 2014;

•	our Current Report on Form 8-K/A filed on November 13, 2013 (Item 9.01), our Current Report on Form 8-K filed on February 19, 2014 (Items 5.02, 5.05, and 5.07), our Current Report on Form 8-K filed on April 1, 2014 (Items 5.03 and 9.01) and our Current Report on Form 8-K filed on April 1, 2014 (Items 8.01 and 9.01);

•	our definitive Information Statement on Schedule 14C filed February 21, 2014; and

•	the description of the Company’s common stock contained in the Registration Statement on Form 8-A filed on July 30, 1991 and in the Current Report on Form 8-K filed on March 31, 2014 (Item 8.01).

We will furnish to you, on written or oral request, a copy of any or all of the documents that have been incorporated by reference, including exhibits to these documents. You may request a copy of these filings at no cost by writing or telephoning our Secretary at the following address and telephone number:

TransEnterix, Inc.

Attention: Joshua Weingard, Chief Legal Officer and Secretary

635 Davis Drive, Suite 300

Morrisville, NC 27560

Telephone No.: (919) 765-8400

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register our securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed thereto. For further information about us and our securities offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. Any statement contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement is not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You may read and copy any materials we file with the SEC, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements

Item 16. Exhibits.

The following exhibits are filed as part of, or incorporated by reference into this registration statement:

Exhibit Number	Identification of Exhibit

1.1 +	Form of Underwriting Agreement

4.1 **	Specimen Certificate for common stock of Registrant

4.2 **	Form of Indenture

4.3 +	Form of Note

4.4 +	Form of Warrant Agreement (including form of warrant certificate)

4.5 +	Form of Unit Agreement (including form of unit certificate)

5.1 **	Opinion of Ballard Spahr LLP

23.1 *	Consent of BDO USA, LLP

23.4 **	Consent of Ballard Spahr LLP (included in Exhibit 5.1)

24.1 **	Power of Attorney

25.1 +	Statement of Eligibility of Trustee under the Indenture on Form T-1, to be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939

+	To be filed as an exhibit to a report filed pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act or by post-effective amendment to the Registration Statement if securities are sold through one or more underwriters.
*	Filed herewith.
**	Previously filed.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morrisville, State of North Carolina on the 2nd day of April, 2014.

TransEnterix, Inc.

By:	/s/ Todd M. Pope
Todd M. Pope
President and Chief Executive Officer
(principal executive officer)

By:	/s/ Joseph P. Slattery
Joseph P. Slattery
Executive Vice President and Chief
Financial Officer
(principal financial officer and
principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd M. Pope	President, Chief Executive Officer and Director (principal executive officer)	April 2, 2014
Todd M. Pope

/s/ Joseph P. Slattery	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	April 2, 2014
Joseph P. Slattery

*	Chairman of the Board	April 2, 2014
Paul A. LaViolette

*	Director	April 2, 2014
Dennis J. Dougherty

*	Director	April 2, 2014
Phillip Frost

*	Director	April 2, 2014
Jane H. Hsiao

*	Director	April 2, 2014
Aftab R. Kherani

*	Director	April 2, 2014
David B. Milne

*	Director	April 2, 2014
Richard C. Pfenniger, Jr.

*	Director	April 2, 2014
William N. Starling, Jr.

*By:	/s/ Joseph P. Slattery
Joseph P. Slattery
Attorney-in-fact

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

TransEnterix, Inc.

Morrisville, North Carolina

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 5, 2014, relating to the consolidated financial statements of TransEnterix, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP
BDO USA, LLP

Raleigh, North Carolina

April 2, 2014

Schedule B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

AMENDMENT NO. 3

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19437

TRANSENTERIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2962080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

635 Davis Drive, Suite 300, Morrisville, NC 27560

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (919) 765-8400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K  ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☐    No  ☒.

On June 30, 2013, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value (based on the average bid and asked price of its common stock on that date) of the voting stock held by non-affiliates of the registrant was $10,671,629.

The number of shares outstanding of the registrant’s common stock, as of March 28, 2014 was 244,276,923.

TRANSENTERIX, INC.

ANNUAL REPORT ON FORM 10-K/A

EXPLANATORY NOTE

This Amendment No. 3 to Form 10-K amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, originally filed on March 5, 2014 and amended by Amendment No. 1 to the Form 10-K filed on March 14, 2014 and further amended by Amendment No. 2 to the Form 10-K filed on March 31, 2014. We refer to the Annual Report on Form 10-K, the Amendment No. 1 to the Form 10-K and Amendment No. 2 to the Form 10-K as the “Original Filing” in this Form 10-K/A Amendment No. 3. We are filing this Form 10-K/A Amendment No. 3 to revise the certifications filed as Exhibits 31.1 and 31.2 as required by Exchange Act Rule 13a-14(a) and Item 601(b)(31)(i) of Regulation S-K. Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the dates respectively filed.

On September 3, 2013, SafeStitch Medical, Inc., a Delaware corporation (SafeStitch) and TransEnterix Surgical, Inc., a Delaware corporation formerly known as TransEnterix, Inc. (TransEnterix Surgical) consummated a merger transaction whereby TransEnterix Surgical merged with a merger subsidiary of SafeStitch, with TransEnterix Surgical as the surviving entity in the merger (the Merger). As a result of the Merger, TransEnterix Surgical became a wholly owned subsidiary of SafeStitch. On December 6, 2013, SafeStitch changed its name to TransEnterix, Inc. In this Form 10-K/A Amendment No. 3, when we refer to the registrant as a combination of SafeStitch and TransEnterix Surgical after giving effect to the Merger, we use the terms “TransEnterix,” the “Company,” “we,” “us,” and “ours”. When we refer to the historic business, operations and corporate status of the parent in the Merger we use the term “SafeStitch” and when we refer to the historic business, operations and corporate status of the subsidiary in the Merger, we use the term “TransEnterix Surgical.”

Exhibit 31.1

CERTIFICATIONS

I, Todd M. Pope, certify that:

(1)	I have reviewed this Annual Report on Form 10-K/A Amendment No. 3 of TransEnterix, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ Todd M. Pope
Todd M. Pope
President and Chief Executive Officer (Principal Executive Officer)
April 2, 2014

Exhibit 31.2

CERTIFICATIONS

I, Joseph P. Slattery, certify that:

(1)	I have reviewed this Annual Report on Form 10-K/A Amendment No. 3 of TransEnterix, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ Joseph P. Slattery
Joseph P. Slattery
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
April 2, 2014